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                                PERCEPTRON
                            Sensing the Future
                            48727 Halyard Drive
                      Plymouth, Michigan  48170-2461
                (313)  414-6100  Facsimile: (313)  414-4700


FOR IMMEDIATE RELEASE

CONTACT:        John G. Zimmerman       Stephanie King
                Vice President & CE     Edelman Financial
                313/414-6100            212/704-8291


                    PERCEPTRON ANNOUNCES ACQUISITION OF
              TRIDENT SYSTEMS, INC. AND NANOOSE SYSTEMS CORP.
                PERCEPTRON ANNOUNCES FIRST QUARTER RESULTS


FIRST QUARTER HIGHLIGHTS

-       Trident Systems and Nanoose Systems acquisitions completed.
-       New order bookings more than double to $17.7 million.
-       Two new first-tier supplier orders totaling $2.2 million.
-       Autospect receives new orders for $0.9 million in April.
-       New order backlog at a record $28.8 million.
-       Revenues increased to $10.3 million.
-       Net income at $0.8 million, EPS at $0.10


                          Financial Summary Table
                     (in $000's except per share data)


                        Three Months Ended
                        3/31/97 3/31/96 % Change

Net sales               $10,330       $   9,510           9%
Gross profit              6,060           5,589           8%
Non-cash stock
  compensation expense        -             421           -
Pre-tax income            1,133           1,233          (8)%
Net income                  793             859          (8)%
Net income per share    $   .10       $     .11          (9)%

Weighted average shares   8,228           7,855            5%

Plymouth, MI, May 1, 1997 -- Perceptron, Inc. (Nasdaq: PRCP) today announced the completion of the acquisitions of Trident Systems, Inc. of Atlanta, GA, and Nanoose Systems Corp., of Parksville, BC and reported results for the first quarter ended March 31, 1997.

Perceptron has maintained a successful working relationship with Trident Systems, a full service integrator for the solid woods sector of the forest products industry, since 1995. Trident Systems provide applications that address a wide spectrum of mill processes. Nanoose Systems Corporation is a software design and engineering company specializing in industrial scanning and optimization systems. Optimization software written by Nanoose is a key element of the integrated systems that are developed and sold into the sawmill industry.


Trident and Nanoose will operate as subsidiaries of Perceptron. Their current management teams will continue to provide leadership to the respective companies. Perceptron expects revenues from these acquisitions to represent at least 10% of the combined companies' revenues and for earnings to be slightly accretive overall for 1997. The acquisitions are structured to be accounted for as a pooling of interests in which 309,782 shares of Perceptron common stock were issued.

Commenting on the acquisition, Alfred A. Pease, Chairman, President and Chief Executive Officer of Perceptron stated, "We are excited about joining with these two excellent companies. The alliance of Perceptron with Trident and Nanoose is an important element of our strategy to diversify our presence into non-automotive industries. These transactions will integrate the best elements of the three companies and allow for the creation of a new forest products business model which closely parallels Perceptron's proven successful automotive business model. The new business unit will have the ability to engage outside integrators by supplying them with complete scanning and optimization solutions as well as continuing to act as a full service systems integrator, as customers require."

Sales for the quarter increased nearly 9%, to $10.3 million, from the $9.5 million in the same period last year. Net income of $0.8 million, $0.10 per share, compares to $0.9 million or $0.11 per share in the 1996 quarter. Results of both periods include Autospect, Inc. which was acquired in February, 1997.

Earnings per share for Perceptron alone amounted to $0.14 per share verses $0.12 per share in the prior year quarter, which included a $0.4 per share charge recorded for a non-cash stock compensation expense. Sales were $10.0 million, a record for the quarter, up 10% from $9.1 million in the 1996 period. Autospect realized a loss in the quarter of $0.04 per share, due to reduced sales levels and certain acquisition expenses. This compares to a loss of $0.01 per share in the prior year. The Company expects improvement for Autospect during the year, as synergies from the acquisition take hold and their new products are delivered to the market.

New order bookings for the quarter doubled those of a year ago, reaching $17.7 million. Included were two first tier supplier orders which totaled $2.2 million. In April, orders were received from a Korean auto company for $0.6 million and Autospect received new orders totaling $0.9 million. The Company's backlog stood at a record $28.8 million at the end of the first quarter.

Mr. Pease stated, "As previously reported, late in the first quarter we anticipated revenues and earnings to be below expectations. The nature of the Company's business is such that revenues are largely generated through sizable orders from a small number of customers. As a result, the timing of orders can cause the Company to experience significant fluctuations in its quarterly revenues and operating results. Systems sold to the automotive businesses are delivered at various periods during the year as customers request, but are usually installed into manufacturing lines primarily during major shutdown periods after the end of the second quarter and after the end of the fourth quarter. Because of this dynamic, six month and annual results are easier to plan. As a result, we expect second quarter 1997 to show a marked improvement over both the first quarter of 1997 and second quarter 1996. With our expanding customer base and the wide acceptance of our products, we are confident in our strategy for growth in revenues and profitability."

Perceptron designs, manufactures and markets information-based process measurement and guidance solutions for industry. Perceptron's systems are recognized in a number of industries and market segments as important tools for improvement of both quality an efficiency. Perceptron markets its products worldwide through its offices in Michigan, Germany, Brazil, The Netherlands, Korea, and Japan.

Safe Harbor Statement

Certain statements in this press release may be "forward looking statements" within the meaning of the Securities Exchange Act of 1934. Actual results could differ materially, from those in the forward looking statements due to a number of uncertainties, including, but not limited to the independence of the Company's revenue on a number of sizable order from a small number of customers, the timing of orders which can cause the Company to experience significant fluctuations in its quarterly and annual revenue and operating results, general product demand and market acceptance risks, the ability of the Company to successfully compete with alternative and similar technologies, the timing and continuation of the automotive industry's retooling programs, the ability of the Company to resolve technical issues inherent in the development of new products and technologies, the ability of the Company to identify and satisfy market needs, general product development and commercialization difficulties the quality and cost of competitive products already in existence or developed in the future, the level of interest existing and potential new customers may have in new products and technologies generally, rapid or unexpected technologies changes, and the effect of the economic conditions.



                       - Financial Tables Follows -


























































                             PERCEPTRON, INC.
                          SELECTED FINANCIAL DATA
                        CONDENSED INCOME STATEMENTS
                                (Unaudited)
                     (In $000's except per share data)




                                           Three Months Ended
                                                 March 31,
                                          1997             1996

Net sales                               $ 10,330        $  9,510
Cost of sales                              4,270           3,921
   Gross profit                            6,060           5,589
                                          ------          ------
Selling, general and administrative
  expense                                  8,198           2,801
Engineering, research and development
  expense                                  1,911           1,295
Non-cash stock compensation expense            0             421
                                          ------          ------
   Income from operations                    951           1,072

Interest income, net                         182             161
                                          ------          ------
   Income before provision for income
      taxes                                1,133           1,233

Provision for income taxes                   340             374
                                          ------          ------

   Net income                                793         $   859
                                          ------          ------

Net income per weighted average common
  share                                 $    .10         $   .11
                                          ------          ------
Weighted average common and common
   equivalent shares                   8,227,543       7,854,650
                                       ---------       ---------


                         CONDENSED BALANCE SHEETS
                                (Unaudited)
                                (In $000's)


                                     March 31,            December 31,
                                       1997                   1996

Cash and cash equivalents             $16,785               $14,677
Other current assets                   26,652                33,155
Property and equipment, net             9,948                 9,344
Other non-current assets, net           2,069                 2,352
                                       ------                ------
          Total assets                $55,454               $59,528
                                       ------                ------
Total liabilities                       7,050                11,729
Shareholders' equity                   48,404                47,799
                                       ------                ------

          Total liabilities and
           shareholders' equity       $55,454               $59,528
                                      -------               -------